SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2009

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of Scopus’ press release, dated March 12, 2009, announcing that it has completed its sale to Harmonic Inc.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995) and into Scopus Video Networks Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on October 16, 2007 (File No. 146745).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: March 12, 2009

SCOPUS ACQUIRED BY HARMONIC

– OBTAINED WITHHOLDING TAX RULING FROM THE ISRAELI TAX AUTHORITY –

TEL AVIV, March 12, 2009 – Scopus Video Networks Ltd. (NASDAQ: SCOP), a provider of digital video networking products, today announced that it has completed its previously announced sale pursuant to the Agreement and Plan of Merger, dated as of December 22, 2008, by and among Harmonic Inc., a Delaware corporation (NASDAQ: HLIT), Sunrise Acquisition Ltd., an Israeli company and a wholly owned subsidiary of Harmonic, and Scopus, under which Scopus has been acquired by Harmonic through a merger of Sunrise Acquisition Ltd. with and into Scopus.

Under the terms of the merger agreement, which was approved by approximately 90% of the outstanding shares of Scopus voting at a special meeting held on February 6, 2009, each ordinary share of Scopus issued and outstanding as of today has been automatically converted into the right to receive US$5.62 in cash (subject to applicable withholding taxes).

In connection with the merger, Scopus has obtained a pre-ruling from the Israeli Tax Authority with respect to the withholding obligations relating to the merger consideration. According to the pre-ruling, subject to certain exceptions, Scopus shareholders will be subject to withholding tax at the rate of 25%, except that Scopus shareholders that are (1) non-Israeli residents, who hold less than 5% of Scopus’ share capital and purchased their shares following Scopus’ IPO, will be fully exempt from Israeli withholding tax and (2) individuals will be subject to withholding tax at the rate of 20%. More detailed information about the tax ruling, the Israeli withholding tax rates and a declaration form to be signed by each of the applicable shareholders, will be included with the transmittal letter which will be sent to Scopus shareholders in the coming days.

In connection with the closing, trading of Scopus shares on the NASDAQ will cease today and Scopus will de-list its shares from the NASDAQ.

Shareholders who possess Scopus share certificates will receive a letter of transmittal with detailed instructions, along with a tax declaration form, from the appointed paying agent, BNY Mellon Shareowner Services, regarding the surrender of their certificates for the merger consideration. For shares held in street name by a broker, bank or other nominee, the broker, bank or other nominee will handle the exchange of shares for the shareholders and will provide them with any relevant instructions for effecting the exchange.

About Scopus Video Networks

Scopus Video Networks (NASDAQ:SCOP) develops, markets and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Scopus’ solutions support digital television, HDTV, live event coverage and content distribution.

Scopus’ comprehensive digital video networking solution offer intelligent video gateways, encoders, decoders and network management products. Scopus’ solutions are designed to allow network operators to increase service revenues, improve customer retention and minimize capital and operating expenses.

Scopus’ customers include satellite, cable and terrestrial operators, broadcasters and telecom service providers. Scopus’ products are used by hundreds of network operators worldwide.

Forward-Looking Statements

Certain statements in this press release, including but not limited to those relating to the proposed merger transaction, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Scopus to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, “may increase”, “may fluctuate” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Various factors that could cause actual results to differ materially from those expressed in such forward-looking statements include but are not limited to risk factors discussed from time to time by Scopus in reports filed or furnished with the Securities and Exchange Commission.

In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except for Scopus’s ongoing obligations to disclose material information under the federal securities laws, Scopus undertakes no obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

Company Contact:

Moshe Eisenberg	Chief Financial Officer
Tel: +972-3-900 7100	Moshee@scopus.net

For more information visit: www.scopus.net

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info@scopususa.com www.scopususa.com